

Mail Stop 3561

April 11, 2016

<u>Via E-mail</u>
Jesse Geiger
Chief Financial Officer
Medpace Holdings, Inc.
5375 Medpace Way
Cincinnati, Ohio 45227

> **Re: Medpace Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 15, 2016**
> **CIK No. 0001668397**

Dear Mr. Geiger:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary, page 1

2.   To provide context and a balanced discussion of your "strong financial performance," "industry-leading margins" and other competitive advantages, please revise the Summary to address your debt and historic net losses in qualitative and quantitative terms.

3.   Please revise the discussion of "The Transaction" to clarify the parties, purpose and result in plain English. Currently the legalistic discussion of merger subsidiaries and other details is difficult to understand after one reading.

Risk Factors, page 18

4.   Please revise risk factors to address the provision in your charter renouncing any interest or expectancy that you have in business opportunities as discussed in the last paragraph on page 117.

5.   Please revise the risk factor "Covenant restrictions under our Senior Secured Credit Facilities …" on page 35 to quantify the financial ratio restrictions.

6.   Please disclose the "certain of these exemptions" in the last risk factor on page 37 or indicate that the company has not yet determined which exemptions to utilize.

Use of Proceeds, page 45

7.   We note your disclosure on page 45 regarding the interest rate on the Senior Secured Term Loan Facility. Please revise parts (a) and (b) of the interest rate term description to accurately reflect the leverage ratio thresholds used to determine the spread.

8.   Please provide the maturity and use of indebtedness disclosure per Instruction 4 to Item 506.

Capitalization, page 47

9.   You disclose on page 45 that a portion of the offering proceeds will be used to repay borrowings under your Senior Secured Term Loan Facility. Please disclose the pro forma effects of this repayment on your net (loss) income and net (loss) income per share for the year ended December 31, 2015 and describe how the pro forma effect was computed.

Management's Discussion and Analysis

Key Performance Metrics

New Business Awards, Cancellations and Backlog, page 57

10.   We note the discussion of cancellations as a key performance metric. Please revise to
        address, and quantify where material, the variability of cancellation rates for the periods
        presented. We note the statement on page 18 that the cancellation rate was 3.2% for the
        quarter ended December 31, 2015.

Liquidity and Capital Resources, page 65

11.   We note the statements at the bottom of page 65 qualifying your belief that you have
        sufficient liquidity to finance operations for at least the next 12 months. Please revise to
        address liquidity on both a short- and long-term basis and clarify any known trends or
        uncertainties that you believe are reasonably likely to result in liquidity decreasing in a
        material way. See Instruction 5 to Item 303(a).

Business

Our Market, page 79

12.   We note your reference on page 80 to financial data available from FactSet Research
        Systems Inc. as of September 30, 2015, with respect to companies comprising the
        NASDAQ Biotechnology Index. Please provide a copy of the report containing this data
        and confirm whether you commissioned the report.

Our Competitive Strengths, page 81

13.   We note the page 82 reference to the Avoca Group's 2011 Avoca Survey on Clinical
        Outsourcing Practices. Please clarify whether you believe you are among the "top 5
        CROs by revenue" and advise us of the extent to which more updated data are available.

Our Growth Strategy, page 83

14.   Please revise the discussion of organic growth on page 83 to explain and differentiate the
        significant amount of goodwill, as disclosed on page 29.

15.   Please revise to address the nature and extent of your business associated with "risk
        sharing arrangements" referenced on page 30.

Jesse Geiger
Medpace Holdings, Inc.
April 11, 2016
Page 4

Competition, page 89

16.   Please revise to address the positive and negative factors pertaining to your competitive
        position with respect to the principal methods of competition. In this regard, we note the
        discussion of your competitive strengths in the Summary, for example your "industry-
        leading margins (compared to our public competitors)" and "differentiated operating
        model." Please revise accordingly. See Item 101(c)(x) of Regulation S-K.

Government Regulation, page 89

17.   Where you discuss INDs, IRBs and other material regulations, please revise to clarify the
        extent to which you are directly subject to the requirements as compared to being
        partially or entirely exempt from regulations because you merely provide third party
        services to the regulated applicant.

Executive and Director Compensation, page 100

18.   We note that you have disclosed in Note 10 to the financial statements that you have
        granted stock options and restricted shares during the year ended December 31, 2015.
        Please advise why you do not include tables pursuant to Item 402(d) and 402(g) of
        Regulation S-K.

Certain Relationships and Related Person Transactions, page 108

19.   Please revise to include a description of all related person transactions. In this regard, we
        note from page F-36 that you extended short term loans to employees. We also note from
        page F-39 that an employee entered into a stock purchase agreement permitting the
        purchase of 50,000 shares of your common stock at the then-current value for those
        shares. Please revise accordingly.

20.   Please disclose Dr. Troendle's indirect and direct, if any, ownership interest in Coherus.

21.   Please disclose the basis on which Cinven is a related person.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3
Consolidated Statements of Cash Flows, page F-7

22.   Please disclose the amount of inventory as of each balance sheet date. Please also present
        changes in inventory during each period separately in your consolidated statements of
        cash flows. See Rule 5-02.6 of Regulation S-X and ASC 230-10-45-29.

23.   Please revise your cash flows from operating activities section to present changes in other assets separately from changes in other liabilities, rather than netting these amounts.

Notes to Consolidated Financial Statements

2. Change in Control, page F-8

24.   If expenses contingent upon the change-in-control event were incurred, please disclose the nature and amounts recorded in the predecessor period, successor period and "on the line." Please also disclose your basis for determining the amounts included in each category.

25.   Please revise to provide a qualitative description of the factors that make up the goodwill recognized as required by ASC 805-30-50-1(a).

3. Summary of Significant Accounting Policies

Reportable Segments, page F-11

26.   On page 85, you discuss your various service offerings. You also disclose here that your CODM assesses your revenue by service offering. Please disclose your revenues for each type of service or group of similar services offered for each period presented. See ASC 280-10-50-40.

Revenue Recognition, page F-12

27.   You disclose that most contracts are terminable by the customer, either immediately or according to advance notice terms. Please tell us the general terms of early termination specified in your contracts, including the method used to compute amounts due upon settlement. Please also tell us how the method generally used to compute the early termination amounts due upon settlement differs from the method used for revenue recognition on contracts not being terminated. Please disclose the nature of any material differences.

Exhibits

28.   Please include a complete exhibit index. As non-exclusive examples, it is unclear why the index does not identify the Voting Agreement, lease agreements, and the new credit agreement referenced in footnote 1 on page 10.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Suellentrop at (202) 551-4256 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Steven Ewald
         General Counsel, Corporate Secretary